Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

October 27, 2009

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	China Ceramics Co., Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed October 6, 2009 File No. 333-161557

Dear Ms. Long:

On behalf of our client, China Ceramics Co., Ltd., a company organized under the laws of the British Virgin Islands (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 2 to the Company’s Registration Statement on Form F-4 (the “Registration Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with four marked courtesy copies of the Registration Statement and all annexes filed therewith.

The Registration Statement responds to the comments set forth in the Staff letter dated October 22, 2009 (the “Staff’s Letter”). In addition, the Registration Statement includes two new proposals relating to amending the charter of China Holdings Acquisition Corp (“CHAC”) and the Investment Management Trust Agreement entered into by CHAC in connection with CHAC’s initial public offering. The relevant amendment provisions can be located in Article Sixth of CHAC’s charter and Section 8(c) of the Investment Management Trust Agreement.

In order to facilitate your review of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Registration Statement as filed.

General

1.	We note your response to comment 2 in our letter dated September 22, 2009. Please address the following regarding your qualifications as a foreign private issuer:

•
It appears from your response that the majority of China Ceramics’ executive officers or directors were United States citizens or residents within 30 days prior to filing the initial registration statement. Please expand your analysis to address the requirement set forth in subparagraph (2) of the “foreign private issuer” definition in Rule 405 of Regulation C.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

•	Discuss your basis for concluding that your business activity of “engaging in this transaction” is being principally administered overseas.

Subparagraph (2) of the foreign private issuer definition requires that a company qualify as a foreign private issuer as of a date within 30 days prior to the issuer’s initial filing with the Commission.  As previously described to the Staff, although it was the Company’s intention to have a second officer and director, it was not able to have such person appointed in a timely fashion and could not delay its filing with the Commission due to the short time period allotted to CHAC to complete a business combination.  Although the Company acknowledges that there was not technical compliance with this provision, given the short period of time CHAC had to complete a business combination and the fact that had it waited several days to file in order to appoint a second officer and director the Company would have qualified, and because the post transaction company would qualify as a foreign private issuer, the Company requests to be permitted to file the Registration Statement on Form F-4. The Company does not believe that filing on Form F-4 would harm stockholders as the Company would plan to convert to foreign private issuer status as soon as it was legally able to do so post-closing and because current investors who do not want to have an investment in a foreign private issuer would be able to redeem their shares for cash at the closing of the business combination.

In responding to the previous comment, the Company did not mean to imply that “engaging in this transaction” constituted the operation of a business, but merely to indicate to the Staff that the Company engaged in no activities other than this transaction.  For example, the Company does not currently have a bank account.  However, the Company has indicated that its limited activities, which include reviewing and signing the Registration Statement, are principally administered offshore, either by Feng Xiao or Paul Kelly when he is traveling overseas (although he does do some of the business of the Company from the United States).

2.	We note that you have not filed the preliminary form of proxy or the opinion of Harney Westwood & Riegels. Please note that we may have comments on these exhibits after they are filed.

The form of proxy is attached to the Registration Statement and the opinion of Harney Westwood & Riegels is included as Exhibit 5.1 to the Registration Statement.

3.	We reissue comment 5 in our letter dated September 22, 2009. Please update as of the most recent practicable date all information provided in your prospectus.

For example, update the June 30, 2009 dates under “Q: What vote is required to approve the Proposals?” and “Q: Do I have conversion rights in connection with the Business Combination?” on page 3.

The disclosure throughout the Registration Statement has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

4.
To avoid investor confusion, please revise your disclosure throughout your filing to ensure you use terms consistently. For example, it appears that you interchangeably use the term “Seller” and the name “Mr. Wong Kung Tok” as well as the terms “conversion rights” and “redemption rights.”

The disclosure throughout the Registration Statement has been revised in accordance with the Staff’s comments.

Letter to Stockholders and Warrantholders/Prospectus Cover Page

5.
We note your response to comment 9 in our letter dated September 22, 2009; however, the cover page is still dense and not in plain English. Please revise the first paragraph of the cover page to simplify your explanation of the steps of the transaction, which may be detailed later in the summary. Also remove all information that is not required by Item 501 of Regulation S-K and that is not essential to a basic understanding of the proposed redomestication, business combination, and the material changes to your charter.

The prospectus cover page (including the first paragraph thereof) has been revised to remove certain information not required to be contained on a prospectus cover page and that is not essential to an understanding of the transaction.

6.	We note your response to comment 11 in our letter dated September 22, 2009. Please disclose in the heading the amount of all of the securities being offered, including the underlying securities.

The prospectus cover page has been revised in accordance with the Staff’s comments.

7.
We note your reference in the first paragraph to “the shareholder of Success Winner and the other entities listed on Schedule 32 of the Acquisition Agreement as the post-business combination shareholders.” Please include Schedule 3.2 of the Acquisition Agreement in the filing, since it appears to be material.

Schedule 3.2 of the acquisition agreement has been included at the end of Annex A to the prospectus/proxy statement.

8.
In the last sentence of the first paragraph you state that CHAC will be “reorganized” into a British Virgin Islands company by CHAC merging with China Ceramics “immediately prior to the consummation of the Business Combination.” On page 6, you state that “following consummation of the business combination,” CHAC will be “reorganized” into a British Virgin Islands company, or China Ceramics. Please clarify the following throughout the filing as applicable:

•	Reconcile your disclosure to indicate whether the redomestication will occur before or after the business combination.

The disclosure throughout the Registration Statement has been revised to clarify that the redomestication will occur prior to the business combination.

•
Your disclosure that CHAC will be “reorganized” implies that CHAC will survive the redomestication in some form. Please revise this term or explain how CHAC will fit into the organization structure of China Ceramics following the redomestication.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009
The disclosure throughout the Registration Statement has been revised to remove the term “reorganized” from the description of the redomestication as CHAC will not survive the merger with the Company.

•
Your disclosure throughout the filing implies that CHAC will take actions following the redomestication. For example, you state in the first paragraph that “issuance of shares of CHAC to the post-business combination shareholders is being consummated on a private placement basis....”

The disclosure throughout the Registration Statement has been revised to clarify that CHAC will merge into the Company with the Company as the surviving entity and to clarify that actions taken after the business combination would be actions of the post-closing company.

•	Clarify whether CHAC will survive or its shares will still be outstanding after the redomestication.

As noted above, the disclosure throughout the Registration Statement has been revised to clarify that CHAC will merge into the Company in connection with the redomestication.  As a result of the redomestication, the shares of CHAC will be converted into shares of the Company, and the other securities and obligations of CHAC will be converted and assumed by the Company.

•	Clarify whether this transaction will occur before or after the redomestication.

The disclosure throughout the Registration Statement has been revised to clarify that the redomestication will occur prior to the business combination.  This issuance of shares is being made in connection with the Business Combination following the redomestication.

•	Ensure throughout the filing that references to any actions taken after the redomestication correctly refer to CHAC or China Ceramics.

The disclosure throughout the Registration Statement has been revised to clarify that actions taken after the business combination would be actions of the post-closing company.

9.
We note your response to comment 13 in our letter dated September 22, 2009. You discussed your board’s recommendations on pages 64 and 71 without also indicating that your board members have additional or conflicting interests compared to those of CHAC shareholders and without providing the cross- reference to the more detailed discussion regarding those interests. Please revise accordingly.

The disclosure on pages 70 and 78 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

China Ceramics Co., Ltd. [Table of Contents], page i

10.
Please expand your table of contents to include every cross-referenced section in your filing. For example, in the first paragraph on page 10 you refer to the section entitled “Directors and Executive Officers after the Business Combination,” but you have not listed this section in your table of contents or provided a corresponding page reference.

The table of contents has been revised in accordance with the Staff’s comment.

Questions and Answers About the CHAC Special Meeting, page 2

Q:  What is the purpose of this document?, page 2

11.	Please include the Authorized Capital Proposal in the last sentence.

The disclosure on page 2 has been revised in accordance with the Staff’s comments.

Q:  What vote is required to approve the Proposals?, page 2

12.
You state in the first paragraph that abstentions and broker non-votes will have the same effect as a vote against the approval of the Business Combination Proposal, yet in the last sentence of the same paragraph you state that abstaining from voting and failing to instruct your bank, brokerage firm or nominee to vote your shares will have . . . no effect on the Business Combination Proposal. Please clarify.

The disclosure has been revised to reconcile the statements on pages 3 and 46.  Although abstentions will count as a vote against the Business Combination Proposal, broker non-votes will not have an affect on such proposal.

13.	Please reconcile your disclosure in this section with the discussion under “Q: What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?” on page 3.

The disclosure in this section has been reconciled with the disclosure under the discussion referred to by the Staff.

14.
We note your response to comment 20 in our letter dated September 22, 2009. Please also disclose the number of shares that your initial stockholders and other affiliates have agreed to vote in favor of the Authorized Capital Proposal.

The disclosure on page 3 has been revised in accordance with the Staff’s comments.

Q:  Do I have conversion rights in connection with the Business Combination?, page 3

15.	Please clarify whether voting on the Authorized Capital will have any effect on the conversion rights.

The disclosure on page 4 has been revised to indicate that voting in favor of or abstaining from voting on any other proposal would not have an affect on a stockholder’s ability to exercise redemption rights.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Q:  May I seek statutory appraisal rights or dissenter rights.. page 4

16.	We note your response to comment 22 in our letter dated September 22, 2009. Please clarify whether appraisal rights are only available in connection with the Redomestication Proposal.

The disclosure on pages 5, 17 and 48 has been revised in accordance with the Staff’s comments.

Q:  What happens to the funds deposited in the Trust Account...?, page 5

17.	Please describe the expenses comprising the $1,775,000 amount.

The disclosure on page 6 has been revised in accordance with the Staff’s comments.

18.
We note your response to comment 23 in our letter dated September 22, 2009. Please provide a cross-reference to a more detailed discussion of the Gaoan manufacturing facility and the note that a portion of the trust proceeds will be used to repay.

The disclosure on page 6 has been revised in accordance with the Staff’s comments.

Summary, page 6

19.
We note your disclosure on page 132 that “Aquila Capital Partners (Asia) Limited...will be paid financial advisory cash fee of $1.5 million plus equity fee of 5% of shares outstanding after the Business Combination” and that “Success Winner and Hengda will be responsible for paying the cash portion of the fee owed to Aquila Capital out of Success Winner’s assets.” Please discuss the terms of this arrangement with Aquila Capital in your sections entitled “Summary” and “Business Combination Proposal.” Please also disclose whether the transfer of equity shares to Aquila will be registered under the Securities Act and, if not; indicate the exemption from such registration and briefly state the facts relied upon to make the exemption available.

The disclosure on pages 13 and 69 has been revised in accordance with the Staff’s comments.

Redomestication, Business Combination and the Acquisition Agreement, page 7

20.	Please clarify that China Ceramics is currently a shell company created for purposes of the business combination and name its current officers and directors.

The disclosure on page 8 has been revised in accordance with the Staff’s comments.

21.
We note your response to comment 33 in our letter dated September 22, 2009. Please disclose whether you have any present plans to issue any of the remaining 14.5 million authorized, unissued ordinary shares remaining after consummation of the proposed business combination. If so, provide a materially complete description of these plans. Also clarify whether the increase in authorized shares is related to the business combination or was a separate decision by the board. Please make conforming changes to your disclosure on page 71 as well.

The disclosure on pages 9 and 78 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

22.
In the third paragraph on page 8, please disclose the percentages beneficially held by CHAC’s current public shareholders, its current directors, officers and affiliates, and the Seller, assuming maximum conversion of the shares into cash.

The disclosure on page 9 has been revised in accordance with the Staff’s comments.

23.
We note your response to comment 34 in our letter dated September 22, 2009, and your statement on page 9 that the “structure of a BVI holding company, a Hong Kong intermediate holding company and a Chinese [wholly foreign-owned enterprise] is typical for international businesses in China.” Please explain why you determined the multi-level subsidiary structure typically used by international businesses in China was suitable your company. In addition, discuss the business purpose of Stand Best. For example, please describe any tax or regulatory reasons for this structure.

The disclosure on page 10 has been revised in accordance with the Staff’s comments.

The Acquisition Agreement, page 10

24.
We note your response to comment 26 in our letter dated September 22, 2009. Please include a cross-reference to the more detailed discussion of the earnings and stock price thresholds relating to the Contingent Shares and closing condition relating to the Gaoan production facility.

The disclosure on page 11 has been revised in accordance with the Staff’s comments.

25.
We note your response to comment 27 in our letter dated September 22, 2009. As previously requested, please file or incorporate by reference the material agreements related to the business combination.

Exhibits 10.19-10.24 have been added, which are the forms of the applicable documents.

Lock-Up Agreements, page 11

26.
We note your disclosure that “each other person receiving China Ceramics ordinary shares as contemplated by the Acquisition Agreement will enter into a Lock-Up Agreement  ..” Please identify these other persons.

The disclosure on pages 13 and 39 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Material Differences Between Stockholder Rights, page 13

27.	Please include the Authorized Capital Proposal in your discussion and the table.

The disclosure on pages 17 and 75 has been revised in accordance with the Staff’s comments.

28.	Please clarify in the last sentence of the first paragraph that all material differences are described.

The disclosure on pages 15 and 73 has been revised in accordance with the Staff’s comments.

29.
We note your responses to comments 29 and 60 in our letter dated September 22, 2009. Please clearly describe in the last column of the table in this section if the material rights of the shareholders have changed. If the rights of the shareholders do not vary any further from those provided under Delaware law beyond that which you have already discussed, state so. In addition, please explain your use of the term “N/A” as it relates to “Alternate Directors” and to “Sale of Assets.” Please make conforming changes to the disclosure on pages 67-68 as well.

The disclosure on pages 15-17 and 73-75 has been revised in accordance with the Staff’s comments

30.
We note that China Ceramics Article of Association permit shareholders to remove a sitting director without cause upon a majority vote of the shareholders. Please clarify whether directors can also effect such a removal.

The disclosure on pages 16 and 74 has been revised in accordance with the Staff’s comments.

Appraisal Rights, page 14

31.
Please reconcile your disclosure in this section and on page 4, and clarify whether CHAC stockholders must provide a written demand for appraisal prior to voting against the Redomestication Proposal. Also clarify whether “the taking of the vote on the Redomestication Proposal” referred to on page 4 applies to the investor vote or the vote taking place at the special meeting.

The disclosure on pages 5 and 17 has been revised in accordance with the Staff’s comments.

Certain U.S. Federal Income Tax Consequences, page 15

32.	Please replace the word “certain” with “material” in this heading.

The disclosure on page 18 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

33.	We note your response to comment 25 in our letter dated September 22, 2009; however, your disclosure is still unclear. Please revise as follows:

•
It appears from your disclosure on page 140 that there is no uncertainty relating to the material tax consequences of the Business Combination to investors. Therefore, change the term “should” to “will” throughout the filing where you discuss these tax consequences.

•
Since you disclose on page 140 that there is some doubt relating to the material tax consequences of the Redomestication to investors, briefly disclose the risk that this event may be taxable to investors and provide a cross reference to the applicable Risk Factors.

•	Disclose that you have received a tax opinion and identify counsel.

The disclosure on pages 18 and 151 has been revised in accordance with the Staff’s comments.

34.	Please disclose whether investors will be subject to foreign income tax as the result of their residence or status as an investor and identify any tax treaties between the United States and the PRC.

The disclosure on page 18 has been revised in accordance with the Staff’s comments.

Anticipated Accounting Treatment, page 15

35.
Given that it does not appear that the transaction between China Acquisition Holdings Corp. and Success Winner meets the definition of business combination as stated in paragraph 3(e) of SFAS 141(R), please consider revising your description of this transaction throughout the filing to no longer refer to it as a business combination.

The term “business combination” throughout the prospectus does not refer to the accounting concept, but rather a description of the transaction encompassed by the Business Combination Proposal, as described in CHAC’s initial public offering prospectus.  The Company has added disclosure on pages 19 and 63 clarifying that the term “Business Combination” is not intended to refer to the accounting concept as stated in SFAS 141(R).

Success Winner Summary Financial Information, page 16

36.	We note your response to comment 40 in our letter dated September 22, 2009. Please also provide the summary balance sheet data for the five most recent financial years. Please do the same on page 72.

The summary balance sheet data for the five most recent financial years have been added on pages 21 and 82 of the Registration Statement.

Selected Unaudited Pro Forma Consolidated Financial Information, page 18

37.
We have read your response to comment 42 from our letter dated September 22, 2009. You now indicate that the escrowed shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse recapitalization at fair value. Please disclose your basis for recording these as an adjustment to the accounting acquiree’s basis in the reverse recapitalization at fair value.

The disclosure on page 22 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Comparative Per Share Information, page 20

38.	We have read your response to comment 44 from our letter dated September 22, 2009. In accordance with Item 3(f) of Part 1.A of the Form F-4, please address the following:

•	Please present the historical book value per share for Success Winner Limited. Otherwise, please disclose why you have not included this amount as required;

The disclosure on page 25 has been revised to include a footnote indicating that such amounts are not meaningful as Success Winner has only one share outstanding;

•
Please clearly indicate which amounts represent the equivalent pro forma per share amounts. We remind you that you should present equivalent pro forma book value per share, equivalent pro forma cash dividends per share, and equivalent pro forma income (loss) per share from continuing operations for Success Winner; and

The equivalent pro forma per share amounts are included in “Net Income per share — pro forma — condensed” and “Net Income per share — pro forma — diluted.” Equivalent pro forma book values per share is included on “Book value per common share June 30, 2009 — pro forma.” We have indicated on page 24 that no cash dividend per share information has been included as the Company does not intend to pay cash dividends. Finally, pro forma income (loss) per share for continuing operations for Success Winner was not included as it would be the same as the pro forma per share information already provided.

•	Please clearly disclose how you are calculating the equivalent pro forma per share amounts, including the exchange ratios used.

The disclosure on page 25 has been revised in accordance with the Staff’s comments.

Risk Factors, page 23

Introduction of new laws or changes to existing laws by the PRC government..., page 28

39.
We note your disclosure that Hills & Co. has opined that the PRC merger rules do not apply to the business combination. Please provide the written consent of Hills & Co. pursuant to Rule 436 of Regulation C.

The written consent of Hills & Co. is included as Exhibit 23.3 to the Registration Statement.

There will be a substantial number of China Ceramics’ ordinary shares available . .  page 33

40.
We note your response to comment 47 in our letter dated September 22, 2009; however, your disclosure still does not clearly identify these post-business combination shareholders. Please revise here and throughout the filing as applicable.

The disclosure on pages 39 and 142 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

There is a risk that China Ceramics will be classified as a passive . . ., page 35

41.
We note your response to comment 49 in our letter dated September 22, 2009; however, you must describe all material tax consequences to investors. Therefore, please briefly describe in plain English how U.S. Holders may be subject to increased U.S. federal income tax liability. For example, describe the situations when this liability would apply (e.g. if the company distributes dividends, etc.). We do not object to your cross reference to a more detailed discussion.

The disclosure on page 40 has been revised in accordance with the Staff’s comments.

The tax opinion provided to China Ceramics does not provide a “will” level . ., page 35

42.	Based on your disclosure on page 140, please revise this risk factor to indicate that the uncertainty in the tax opinion only relates to the redomestication.

The disclosure on page 41 has been revised in accordance with the Staff’s comments.

43.
Please revise the language indicating that the tax disclosure is a “general discussion and does not address all tax issues that may be relevant,” since you are required to describe all material tax consequences to investors.

The disclosure on page 41 has been revised in accordance with the Staff’s comments.

Special Meeting of CHAC Stockholders, page 39 Conversion Rights, page 42

44.
We note your response to comment 35 in our letter dated September 22, 2009. Please simplify your discussion to avoid confusion, such as including a step-by- step bullet point list that shareholders can follow.

The disclosure on pages 47 and 48 has been revised in accordance with the Staff’s comments.

45.
We note your response to comment 36 in our letter dated September 22, 2009. Please clarify wherever you discuss the process for perfecting and exercising conversion rights whether the CHAC shareholders must tender their shares “by the day prior to the special meeting,” as you state on 43, or simply “prior to the special meeting,” as you state on page 42 and elsewhere.

The disclosure on pages 5, 34 and 48 has been revised in accordance with the Staff’s comments.

The Business Combination Proposal, page 45

Business Combination with Success Winner; Business Combination..., page 45

46.
We note that earn-out shares will be released from escrow if certain earnings thresholds are met. In this section, please disclose these thresholds or provide a cross-reference to a discussion thereof.

The disclosure on page 50 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Hengda’s Projections, page 50

47.
Please describe the material assumptions used to calculate the projections. Disclose whether the consummation of the acquisition was assumed in calculating the projections. Please also clarify whether Hengda’s management prepared the projections.

The disclosure on page 55 has been revised in accordance with the Staff’s comments.

Valuation Metrics and Negotiations with Hengda, page 51

48.
We note your response to comment 53 in our letter dated September 22, 2009, and the list of valuation assumptions that were incorporated into your valuation model. Please quantify each assumption in your valuation model and disclose how you calculated projected fully diluted earnings per share for CHAC.

The disclosure on pages 56-57 has been revised in accordance with the Staff’s comments.

Public Company Analysis, page 53

49.	Please provide us copies of the board books relating to the public company analysis. We may have further comments following our review.

Under separate cover, pursuant to Rule 12b-4, the Company is providing the Staff with a copy of the requested materials.

50.
We note your disclosure in the last sentence of the first paragraph that CHAC’s management and board felt that a comparable public company analysis was the most relevant methodology to determine if the valuation of Hengda was fair to its shareholders. Please clarify why the board did not consider other analyses, such as discounted cash flow or comparable transaction analyses.

The disclosure on page 58 has been revised in accordance with the Staff’s comments.  In addition, the Company has added a summary of the discounted cash flow analysis that it conducted beginning on page 61.

80% Test Analysis, page 56

51.
We note your response to comment 57 in our letter dated September 22, 2009. Please expand and clarify your analysis in the second paragraph, including by quantifying amounts referred to. Also, the second sentence in this paragraph appears incomplete and requires further explanation.

The disclosure on page 61-62 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Actions that May be Taken to Secure Approval of CHAC’s Stockholders, page 57

52.
Please clarify in the last two paragraphs on page 57 whether the company will also file and mail a proxy supplement to investors, in addition to filing a Form 8-K with respect to the actions discussed.

The disclosure on page 63 has been revised in accordance with the Staff’s comments.

Interests of Certain Persons in the Business Combination, page 58

53.	Please make conforming changes with your disclosure on page 12.

The disclosure on pages 63-64 has been revised in accordance with the Staff’s comments.

The Redomestication Proposal, page 64

General, page 64

54.
We note your response to comment 58 in our letter dated September 22, 2009. Please elaborate on how the BVI Business Companies Act “allows for flexible and creative corporate structures for international businesses.”

The Company has deleted the sentence referred to by the Staff.

Differences in Stockholder Rights, page 67

55.
We note your response to comment 62 in our letter dated September 22, 2009; however, your analysis does not address whether the affected provisions in question are material or whether state law or the company’s charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own. In particular, we note your conclusion that in some instances the new charter provisions “provide shareholders with greater rights than they would under applicable law” while in other circumstances they “do not modify BVI law” or “are consistent with Delaware law.” Please provide us with an analysis that applies the “unbundling” guidelines from the September 2004 Interim Supplement to Publicly Available Telephone Interpretations to each material charter provision amendment, and provide us with a clear conclusion as to whether each new provision should be separately approved by your shareholders in accordance with Rule 14a-4(a)(3) of the Exchange Act.

The fifth supplement to the publicly available telephone interpretations, released in September 2004 (the “Fifth Supplement”) provides guidance on whether changes to a company’s by-laws should be set out as separate proposals in connection with a business combination.  The Fifth Supplement indicates that, unless the changed provisions are immaterial, the changed provisions should be set out as separate proposals if:

•	the provisions in question were not previously part of the company's charter or bylaws;

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

•	the provisions in question were not previously part of the charter or bylaws of a public acquiring company; and

•	state law, securities exchange listing standards, or the company's charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own.

The applicability of the unbundling rules cannot be defeated by the formation of an acquisition vehicle – if changes would have been required to be included as separate proposals if they were presented as changes to the by-laws of the operating company, they would have to be presented as separate proposals for the acquisition vehicle.

However, the Fifth Supplement also provides that:

“to the extent a public company acquiror forms a new acquisition vehicle to complete a merger or acquisition transaction and that vehicle has the same or comparable charter or bylaw provisions as its parent, unbundling would not be required.”

and

“Unbundling also would not be required when the company whose shareholders are voting on the transaction already had the same or comparable provision in its charter or bylaws before the transaction was negotiated.”

Reproduced below is the table previously provided to the Staff in response to comment 62 of the previous comment letter:

	Delaware Law	BVI Law	China Ceramics Charter	Reason No Separate Proposal Required
Amendment to the Certificate of Incorporation/ Memorandum of Association	Under Delaware law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation.
Under British Virgin Islands law, the board of directors is permitted to have broad authority to amend the Memorandum of Association (the equivalent of the certificate of incorporation), except with respect to certain rights of the shareholders.
			The China Ceramics Memorandum prohibits the board of directors from amending the Memorandum of Association without Stockholder Approval, making it more consistent with Delaware law.	The provision in the Memorandum and Articles make shareholders rights consistent with Delaware law.
Submission of Matters to the Annual Meeting	Delaware allows a considerable amount of latitude in establishing notice requirements for stockholder inclusion of matters on the agenda of an annual meeting.
British Virgin Islands law also provides a considerable amount of latitude. For example, CHAC’s notice requirements for inclusion of a matter on the agenda of an annual meeting provided that such notice be submitted not less than 60 days prior to the meeting.
			The China Ceramics Articles of Association require submission not less than 30 days prior to the meeting for inclusion, which provides stockholders with greater rights than under Delaware law.	The provision in the Memorandum and Articles provides shareholders with greater rights than they would have under applicable law.
Alternate Directors	Delegation of a director’s responsibilities is not permitted under Delaware law.
British Virgin Islands law allows a director to appoint an alternate who has the authority to vote in place of the appointed director at a meeting of directors, which means that the person a stockholder elects may not be the person actually making a decision at board meetings.
			N/A	The China Ceramics Memorandum and Articles do not modify BVI law on this point.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009
	Delaware Law	BVI Law	China Ceramics Charter	Reason No Separate Proposal Required
Written Consent of Directors
Under Delaware law, directors may act by written consent only on the basis of a unanimous vote. This would require there to be a formal board meeting if there was a dissenting director or if a director could not be located
		In the British Virgin Islands, directors’ consents need only a majority of directors signing to take effect, removing the need for a formal meeting if some of the directors did not agree with the act.	The China Ceramics Articles of Association provides only for unanimous written consents of directors, making it more consistent with Delaware law.	The provision in the Memorandum and Articles make the requirements of written consent consistent with Delaware law .
Sale of Assets	Under Delaware law, a stockholder vote is required to approve the sale of assets only when all or substantially all assets are being sold.
The British Virgin Islands, shareholder approval is required when more than 50% (by value) of the company’s assets are being sold outside of the company's usual course of business, which is a more stringent requirement than under Delaware law.
			N/A	The China Ceramics Memorandum and Articles do not modify BVI law on this point.
Removal of Directors	Under Delaware law, only stockholders may remove a director. CHAC’s by-laws provide that a sitting director may only be removed by stockholder for cause	Under British Virgin Islands law, the other directors may remove a sitting board member, which means that a stockholder selection may be removed without stockholder approval	The China Ceramics Articles of Association permit shareholders to remove a sitting director without cause upon a majority vote of the shareholders.	The provision in the Memorandum and Articles make the removal of directors consent consistent with Delaware law, and preferable to CHAC’s by-laws.

Based on the Fifth Supplement, the Company does not believe that the differences described under the captions “Alternate Directors” and “Sale of Assets” may be presented as separate proposals as those differences are rooted in differences in the law of Delaware and the BVI.

The provisions under the Company’s memorandum and articles described under “Amendment to the Certificate of Incorporation/Memorandum of Association” and “Written Consent of Directors” were implemented in order to make the Company’s memorandum and articles consistent with Delaware law, and so unbundling of these provisions would not be required because CHAC was already had the same or comparable provisions applicable to it.

The memorandum and articles provisions described under “Submission of Matters to the Annual Meeting” provide stockholders with greater rights than they would be entitled to under Delaware law and BVI law, but not materially different than BVI law (which requires at least 60 days notice, as opposed to 30 days in the current memorandum and articles).  As this provision is not materially different than the BVI law which would apply and favorable to stockholders as compared to Delaware law, this provision should not be required to be unbundled.

Finally, the provisions described under “Removal of Directors — China Ceramics Charter” are preferable to stockholders than the provisions contained in CHAC’s by-laws, which would only permit the removal of directors for cause. The Company believes that including such provision would be unnecessary under the unbundling rules as it clearly provides greater rights to stockholders and the Company would have no obligation to include such provisions. The differences between Delaware Law and BVI Law should not be presented as a separate proposal as it is not a provision proposed by the Company.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Unaudited Pro Forma Consolidated Financial Statements, page 73

56.
We have read your response to comment 63 from our letter dated September 22, 2009. In a similar manner to your response, please expand your disclosures to further expand on how you determined that Success Winner will have effective control. Please disclose the voting interest that will be held in the combined company by each entity under each of the three scenarios that you have presented in the pro forma financial statements. Please also clarify why your response indicates that Success Winner Limited will have the right to appoint 60% of the members of the board of directors whereas your disclosures indicate that Success Winner Limited will have the right to appoint 40%. Please also address if there is the possibility of the shareholders of Success Winner not having effective control.

The disclosure on page 84 has been revised in accordance with the Staff’s comments.

57.
We have read your response to comment 69 from our letter dated September 22, 2009. Please address what consideration you gave to reflecting interest expense related to the note issued by the developer of the facility in the pro forma statements of operations.

Interest expense is not reflected for the facility as it provides extra capacity to increase revenues above fiscal 2008 and six month 2009 levels.  Since it was not purchased and brought online in those periods, it would be misleading to include such interest unless additional revenue and profits were also included which, of course, is not permitted under the pro forma rules.  It is included in the balance sheet as it will be applicable immediately after the closing of the business combination.

Unaudited Pro Forma Condensed Combined Statement of Operations For the six months ended June 30, 2009, page 83

58.
We have read your response to comment 73 from our letter dated September 22, 2009. Please confirm that your escrowed shares are the only potentially dilutive securities that were not included in the computation of pro forma diluted EPS. Otherwise, please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.

The escrowed shares are the only potentially dilutive securities that were not included in the computation of the pro-forma diluted EPS.

Directors, Executive Officers, Executive Compensation...page 119

59.	Please clarify which entity you are referring to when you use the word “our” on pages 119 and 125.

The disclosure on pages 129-134 has been revised to reflect that the term “our” actually referred to CHAC and not the Company.

Security Ownership of the Combined Company After the Business Combination, page 132

60.
We note your response to comment 81 in our letter dated September 22, 2009; however your disclosure is still unclear. Please discuss the material terms of the arrangements pursuant to which Huang Jia Dong and Wong Tsang Ying will acquire interests in post-business combination China Ceramics. Also clarify in the footnotes to the table, if true, that these individuals are affiliated with Aquila Capital.

The disclosure on page 142 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Material U.S. Federal Income Tax Consequences, page 139

Tax Consequences of the Redomestication, page 140

61.
We note your response to comment 86 in our letter dated September 22, 2009 and your risk factor disclosure on page 36. Please clarify in this section why you are unable to provide a firm conclusion with regard to the material tax consequences to investors, explaining both the reason for, as well as the degree of, uncertainty. In your discussion regarding why the redomestication may fail to qualify as a reorganization, please also identify the applicable Internal Revenue Code provision, regulation or revenue ruling and, if applicable, any recent tax code changes or other factors which may affect the cited authority.

The disclosure on pages 41 and 151 has been revised in accordance with the Staff’s comments.

Financial Statements General

62.
We have read your response to comment 88 from our letter dated September 22, 2009. In a similar manner to your response, please disclose the reason(s) for the omission of the registrant, China Ceramics Co. Ltd’s financial statements.

The Company did not include the financial statements of the Company for the following reasons:

•	The only stockholder of the Company is CHAC.
•	The Company has not opened a bank account and has no assets, liabilities or financial statement to present in the Registration Statement.
•	The Company will only commence activity (other than completing this business combination) subsequent to a vote by the stockholders to approve the business combination.

CHINA HOLDINGS ACQUISITION CORP.

Financial Statements

Note 1 — Organization and Nature of Business Operations, page F-23

63.
Please help us understand how you arrive at the amounts recorded as common stock subject to possible redemption as of each balance sheet in accordance with paragraph 15 of EITF D-98. In this regard, your disclosures state that public stockholders that vote against such proposed business combination and exercise their redemption rights are entitled to convert their shares into a pro-rata distribution from the trust account. These disclosures indicate that the redemption amount would change from period to period. Please advise and correspondingly revise your disclosures to further clarify. Please also address your consideration of the changes in the redemption amount in your determination of earnings per share as well as your consideration of whether to use the two-class method of calculating earnings per share pursuant to paragraph 19 of EITF D-98.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

The amount recorded as common stock subject to redemption is the maximum amount [1/3 of the amount placed in trust from the proceeds of the initial shares and the over-allotment shares sold.] No interest earned in the trust account is or will be attributable to the shares subject to redemption and therefore the redemption amount is not expected to change from the original value if the business combination is approved. The company is entitled to the interest earned in the trust account up to a total of $3,200,000.  The trust account has earned $2,320,000 from inception though June 30, 2009.  The trust account is not expected to earn more than $3,200,000 through November 21, 2009. Additionally, per the guidance in paragraph 15 of EITF D-98, as the shares subject to redemption are not redeemable until the stockholders cast their vote on the business combination, subsequent adjustment of the value of the shares subject to redemption is not currently required.  The company has also followed the guidance in paragraph 19 of EITF D-98.  Special Purpose Acquisition Companies have no current operations and the fair value (quoted market price) of the shares is approximately equal to the amount in the trust account. Therefore stockholders who vote against the business combination and elect to have their shares redeemed will not receive a preferential distribution. The disclosure in the Note 1 to the financial statements, indicating that under the above circumstances stockholders will receive a pro-rata distribution from the trust account is likewise a proper disclosure.

SUCCESS WINNER LIMITED

Report of Independent Registered Public Accounting Firm, page F-63

64.
We note that your independent registered public accounting firm conducted its audit in accordance with International Standards on Auditing. Please tell us how you determined that it was appropriate to conduct the audit in accordance with International Standards on Auditing rather than in accordance with U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States) for purposes of including these financial statements in this registration statement.

The Company has determined that the audit for purposes of the Registration Statement should have been conducted in accordance with U.S. Generally Accepted Auditing Standards and its auditors are working to revise their audit opinion to comply with U.S. Generally Accepted Auditing Standards.  As the business combination has not yet been consummated and the Company is not yet a predecessor, the Company does not believe that an audit conducted under the standards of the Public Company Accounting Oversight Board is required for the Registration Statement.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Item 21. Exhibits and Financial Statement Schedules, page 11-2

65.	Please revise your exhibit index to indicate that the opinion of Loeb & Loeb LLP has been filed as exhibit 8.1, rather than exhibit 5.2.

The exhibit number for the opinion has been corrected.

Exhibit 8.1 — Opinion of Loeb & Loeb LLP

66.	Revise the introductory paragraph to indicate the correct registration statement form as well as the registration number.

The opinion has been revised pursuant to the Staff’s comments.

67.	Please delete the assumption in the second paragraph on page 1 relating to the legal authority of all entities as too broad.

The assumption has been revised to exclude the Company and CHAC from the assumption.

68.
Please delete the assumption in the second paragraph on page 1 that “the Redomestication will be reported in a mariner consistent with its treatment as a `reorganization’ within the meaning of [the IRC],” as it appears inappropriate.

The opinion has been revised pursuant to the Staff’s comments.

69.	Please delete the limitation in the second sentence of the first paragraph on page 2 as too broad.

The limitation has been revised to narrow its scope.

70.
Indicate in the last paragraph that counsel consents to the use of its name as special counsel under the applicable headings in the Summary, Risk Factors, Material U.S. Federal Income Tax Consequences, and Legal Matters.

The opinion has been revised pursuant to the Staff’s comments.

71.
The qualifying language in the last paragraph relating to experts is too broad; however, we would not object if counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act. Please revise.

The opinion has been revised pursuant to the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 27, 2009

Thank you for your time and attention to this filing.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Sincerely,
/s/ Giovanni Caruso
Giovanni Caruso

cc:	Paul K. Kelly China Ceramics Co., Ltd.